FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               18 Zerva Nap. Str.
                                 166 75 Glyfada
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [__]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes[__] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued June 7, 2006, by Aries Maritime Transport Limited announcing an update on the Bora, a 2000-built double-hull products tanker.

Exhibit 1


ARIES MARITIME TRANSPORT LIMITED

Company Contacts:

Richard J.H. Coxall                         Leon Berman
Chief Financial Officer                     Principal
Aries Maritime Transport Limited            The IGB Group
(011) 30 210 8983787                        212-477-8438



          ARIES MARITIME TRANSPORT LIMITED PROVIDES UPDATE ON THE BORA

ATHENS, GREECE, June 7, 2006 - Aries Maritime Transport Limited (NASDAQ: RAMS) today announced that it has withdrawn the Bora, a 2000-built double-hull products tanker, from the vessel's charter with PDVSA, and is currently marketing the vessel for a new charter.

Mons S. Bolin, President and Chief Executive Officer, commented, "Rates for products tankers remain firm and we are actively pursuing a new charter for the Bora in the international market. We remain committed to employing our vessels on period charters with leading charterers in order to provide shareholders with a stable revenue and dividend stream."

Aries Fleet Deployment
                                            Year      Charterer/          Expiration      Charterhire
Vessel Name                 Size            Built     Subcharterer        of  Charter     (net per day)
-----------                 ----            -----     ------------        -----------     -------------

Products Tankers
Altius                      73,400 dwt      2004      Deiulemar/Enel      Through 6/09    $14,860
Fortius                     73,400 dwt      2004      Deiulemar/Enel      Through 8/09    $14,860
Nordanvind                  38,701 dwt      2001      PDVSA               Through 10/08   $19,988


Bora                        38,701 dwt      2000

High Land                   41,450 dwt      1992      Trafigura           Through 4/08    $16,575

High Rider                  41,502 dwt      1991      Trafigura           Through 4/08    $16,575

Citius                      83,970 dwt      1986      ST Shipping         Through 8/06    $18,330 + 50%
                                                                                          of profits over
                                                                                          and above
                                                                                          $18,800

Stena Compass               72,750 dwt      2006      Stena group         Through         $18,700 +
                                                                          8/08            30% index
                                                                                          linked profit
                                                                                          sharing

Stena Compassion            72,750 dwt      2006      Stena group         Anticipated     $18,700 +
                                                                          from 6/06       30% index
                                                                          through         linked profit
                                                                          12/08           sharing

Chinook                     38,701 dwt      2001      Navigazione         Through 1/07    $13,186 through
                                                      Montanari                           1/07

Container Vessels
CMA CGM Makassar            2,917 TEU       1990      CMA CGM             Through 5/10    $20,400
CMA CGM Seine               2,917 TEU       1990      CMA CGM             Through 9/10    $20,400

CMA CGM Energy              2,438 TEU       1989      CMA CGM             Through 4/07    $21,954

CMA CGM Force               2,438 TEU       1989      CMA CGM             Through 6/07    $21,954

Ocean Hope                  1,799 TEU       1989      China Shipping      Through 6/07    $13,956
                                                      Container Lines

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7.6 years and is 100% double-hulled, consists of five MR tankers, three Panamax tankers and one Aframax tanker. Following the delivery of a double-hulled products tanker newbuilding which the Company expects to receive no later than June 2006, Aries' products tanker fleet will have an average age of 6.8 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.5 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels, other than the Bora, currently have time charter coverage.

"Safe Harbor" Statement Under the Private Securities Litigation
Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs, length of offhire, availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  June 8, 2006              By:/s/ Richard J.H. Coxall
                                         ------------------------------
                                         Richard J.H. Coxall
                                         Chief Financial Officer


SK 23248 0002 676817